Filed by First Community Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Community Financial Partners, Inc.

Commission File Number: 001-37505

Busey & First Community: Core Rationale & FAQs

*PRIVATE & CONFIDENTIAL:  FOR INTERNAL BUSINESS USE ONLY

First Busey Corporation and First Community Financial Partners have jointly agreed to merge their holding companies and, following that successful merger, to merge First Community Financial Bank with and into Busey Bank. Pending the completion of customary closing conditions, including regulatory and shareholder approvals, it is expected the holding companies will merge mid-2017, and the banks will merge late 2017. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively.  This partnership of strong, local community-minded companies with Midwestern roots and values will advance our shared longstanding commitments to providing premier team member and customer experiences and supporting the communities where we work and live.

We understand you likely have many questions, and will receive many questions about this partnership. This is very natural and an expected part of the merger process. We encourage you to ask questions and to help us successfully navigate this partnership together. Below you’ll find core rationale and FAQs to help you better understand more about Busey, the reasoning behind why we believe Busey and First Community can form an ideal partnership, and some information about what to expect at this time.  A separate Communication Points Summary has been created to assist you in conversations with customers and other community members who will likely inquire about this new partnership.

It’s important to note that the transaction still remains subject to customary closing conditions, including regulatory and shareholder approvals. Until these approvals are obtained, we may not have definite answers to all of your questions. We ask for your patience and understanding. We are currently building a joint integration team and they will share more information as it becomes known. When all necessary approvals have been granted, we can provide more detailed information and will have several communication and project channels accessible to you to provide input, as well as to stay informed.

We intend this document to provide you with currently available information and to be used as a reference to help answer your questions, as well as questions from customers and community members.

Thank you in advance for your open-mindedness, passion for service, and your commitment to learning more about this new financial partnership.

Core Rationale for the Partnership & Busey Introduction

The collective, overarching rationale is simple:  We are better together. This partnership is about linking together like-minded, community-focused people and dynamic organizations to deliver best-in-class service experiences and to support what Busey refers to as their “Pillars”—customers, associates, communities and shareholders. We share these core values with First Community.

How do we do this together?

We do this by collaborating together and creating best practices, building upon two passionate and positive organizational cultures, engaging the best and brightest talent, providing a premier, locally based customer experience seamlessly across multiple lines of business, remaining prideful of the fact we are a true community financial services company, supporting and spurring economic development in our communities and generating superior long-term returns to our shareholders.

Why Busey/First Community?

Being a strong, local community bank for the communities we serve is important to both Busey and First Community—thanks to outstanding associates, we have both been successful growing our companies. And, as we join forces, we ask you to be part of this continued success and growth. Combining our like-minded organizations allows us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence. We believe we will be better together because we will have the resources to compete with the “Big Banks” while maintaining a community bank culture that makes us better than the rest. In short, we can ‘out-small the bigs and out-big the smalls.’

Busey and First Community have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices and local decision-making authority to serve strong, multi-generational relationships through service-oriented tenured associates. This business combination offers a unique mix of scale, fit, geographical synergy, and financial attractiveness for both organizations. Together, our size and scope allow for expanded capabilities along with the flexible, local decision-making that gives us great advantages over our competitors, both large and small.

Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital to meet the needs of the communities we serve.

Additionally, this partnership makes sense culturally as both organizations invest in and value people as the most important asset of all. As such, both companies are laser-focused on building best-in-class experiences for associates, including enhanced training and leadership development opportunities, transparent communication channels, annual associate celebrations and ongoing appreciation events, robust health and wellness programs, as well as significant volunteer and community service opportunities.

Last but not least, from an investor and shareholder perspective, we offer a compelling, unique story and an attractive investment opportunity. Both Busey and First Community were the only two Illinois banks to be named among the top performing small-cap banks and thrifts—Sm-All Stars—by Sandler O’Neill this past year.

Who is Busey?

First Busey Corporation is a $5.4 billion financial holding company headquartered in Champaign, Illinois. Founded on January 13, 1868, the organization celebrates its 150th anniversary next year.  Their bank subsidiary, Busey Bank, has 27 locations in Illinois, primarily in the downstate Illinois markets, 13 in the St. Louis metropolitan area, one in Indianapolis and five in southwest Florida. Busey Bank is a full-service commercial-focused bank and also offers mortgage loan products through 17 loan production offices across the Midwest.

In addition, First Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes over 27 million transactions per year using online payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states. We are excited that they also operate a substantial wealth management business with $5.4 billion in assets under care through Busey Wealth Management and Trevett Capital Partners.

Similar to First Community, Busey was built upon a strong commitment to customer, associate, community and shareholder experiences. Their company vision is: Service Excellence in Everything We Do for Our Pillars. As a testament to their commitment to associates, they were recently named American Banker’s 2016 Best Banks to Work For, one of only 60 banks selected across the country for this recognition, and were in the top 10 banks in the large asset size category. Additionally this past year, Busey was named one of the Best Places to Work in Illinois and was among 18 companies recognized in the large employer category (500 or more employees). Busey was honored that associate feedback made both these awards possible.

Busey’s Net Promoter Score® (NPS), a key measure of service as experienced by the customer, continues to trend upward over the past three years. Additionally, Busey utilizes Gallup Q12® to independently measure associate engagement and continually improve the associate experience and has exceeded the financial industry average score with a 4.15/5. Busey is committed to investing in associates as over 50% of its associate base participates in some type of formal training and leadership development curriculum, and Busey experienced an 89% associate participation rate in its new, innovative health and wellness program, B Well. Investments in B Well include a stress management component, lifesaving biometric screenings, a corporate health and wellness coach, health club reimbursements, and Health Savings Account (HSA) investments funded by the company. Busey has also received numerous local and state community service awards, as well as national awards including being named Independent Banker® Magazine’s Social Media Leader for a third consecutive year.

Busey is very humbled by these accomplishments, and actively seeks partnerships with companies like First Community who share similar values and whose team members will further contribute to the continued success of the company.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com.

We ask for your support in helping us grow forward, together. Following are some answers to questions that may be on your mind at this time. Additional talking points are also available to help you communicate this partnership to your customers and communities.

Common Questions | FAQs

When will this transaction take place?

Assuming customary closing conditions are met, including regulatory and shareholder approvals, we anticipate merging the holding companies in mid-2017, and that the banks would subsequently merge in late 2017; however, no definitive timelines have been established at this time.

How did this partnership come about? And why Busey?

This partnership of strong, local community banks with Midwestern roots and values advances our shared longstanding commitments to supporting the communities we serve—allowing us to remain a locally operated financial services organization for years to come.

•                  Both Busey and First Community have admired each other’s franchise because of their true commitments to community banking. Through this partnership, we expect to significantly expand our franchise through balanced, integrated growth strategies while staying committed to strong community roots.

•                  The merger represents the joining of a significant footprint in the greater Chicagoland and downstate Illinois markets dedicated to a focused commercial and wealth management growth effort, built on solid, innovative retail/mortgage banking foundations and funding.  Expanding our capital strength enables larger commercial credits, spurring additional economic and community development opportunities, while preserving our community bank approach and immediate cross-sell opportunities with wealth management, agricultural services and farm brokerage. Together, we will form a thriving, innovative company with full-service capabilities to help clients reach financial freedom, achieve homeownership goals and build businesses.

•                  We believe we are natural partners because of our strong presence in and understanding of the markets we serve. Furthermore, our organizations offer a broad range of financial services and delivery systems that nicely complement each other, allowing us to further meet our customers’ growing needs and expand our organizations into new markets with a shared service commitment to our customers, associates, communities and shareholders.

•                  Further, today’s banking environment is very different than before the financial crisis—particularly the regulatory environment. The cost of operating a bank is much higher today and the financial returns are much lower. A combined organization will be able to take advantage of economies of scale, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value.

•                  Last but certainly not least, Busey is a company who values its associates above all. This was an important consideration for First Community. We believe we are better together, partnering with a team who is just as committed to making our company the best place to work in the Midwest.

What do I need to do right now?

Customers and associates can expect and should operate as usual right now. Until the bank merger, anticipated to occur in late 2017, there will be no merger-related changes for Busey or First Community’s customers. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers, while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible.

Communicating with customers and front-line associates regarding customer-impact modifications, once known, will be a top priority of the joint merger integration team.

What do you anticipate the public’s reaction to be?

Over the next few days, you could potentially read headlines that may not fully convey the nature of our partnership or convey the true spirit of our relationship. Busey and First Community believe the best time to join forces is now because there is a huge opportunity to leverage each other’s strengths:

•                  Busey is the right strategic partner—one whose vision and passion for serving its communities is closely aligned with the principles upon which First Community was founded.

•                  The strength of Busey and First Community’s combined capital positions allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving the community banking approach that best serves our communities.

•                  An absolute strength of this partnership is the set of common beliefs, the tradition of excellence, the strong leadership and the community commitment shared by our organizations.

Will First Community Financial Bank change its name to Busey Bank?

First Community Financial Bank branches will be branded Busey Bank upon the merger of the banks, which is expected to occur before the end of 2017. While the bank’s name may change, it’s important to understand that the same people and cultural foundation will remain.

Will we close any branches?

We don’t anticipate closing any branches at this time.

How do I know if I will have a job with Busey?

Until the merger of the two banks in late 2017, there are no anticipated large-scale changes to either company’s employment base. Busey does not have a banking presence in the greater Chicagoland area; therefore, this is a market expansion for Busey and we would expect minimal employee impact. Additionally, the HR teams will work together to manage normal attrition within the companies and to fill open positions with any impacted associates as much as possible.

Will our pay, benefits or years of service change?

Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing associates are offered a strong, competitive total rewards package; we do not expect this approach to change. Additionally, associates’ years of service for employment and related matters including such things as leave entitlement and benefits will be recognized.

Busey offers a wide range of employee benefits including incentive and bonus pay, HSA funding, profit sharing contributions and an employee stock purchase plan, which allows employees to purchase shares of Busey’s common stock through payroll deductions at a discount. More information will be shared as it becomes available, which will likely be during the fall of 2017.

What changes should customers expect?

First Community should continue to provide customers with the level of service and exceptional products they have come to expect. It is business as usual right now for all operations, customer products, rates and services and associate policies and procedures.

Subsequent to the closing of the holding company merger, there will be a number of operational considerations as we align our two companies and select best practices; rest assured, every effort will be made to minimize the impact to our customers and associates.

When the banks are joined together, customers will be able to take advantage of increased lending limits; an expanded range of online, banking, and payment processing capabilities; as well as expanded access to commercial lending, cash management and wealth management experts with decades of experience. Busey has successfully integrated multiple bank acquisitions in the past few years and follows a comprehensive project management plan as a guide to help ensure a smooth transition. The integration team will keep you informed of any new information related to merger of the banks, expected to occur in late 2017.

Who do I contact if I have questions?

If you have questions or concerns, please reach out to your local executive leadership team. As we move toward closing the merger, we will set up an Intranet and other communication channels for the two companies where important communications will be posted. Frequent status updates and communications are anticipated.

What can I say to customers and community members?

We hope you’re as excited as we are about the possibilities outlined above. As such, we encourage you to actively communicate with customers. A separate Communication Points Summary has been created to assist you in this process.

Special Note:  Please direct any local media inquiries to Roy Thygesen.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and First Community.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and First Community’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor First Community undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and First Community to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and First Community will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of First Community with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and First Community’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of First Busey’s and First Community’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of First Community; (xvi) unexpected outcomes of existing or new litigation involving First Busey or First Community; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and First Community and their respective business, including additional factors that could materially affect First Busey’s and First Community’s financial results, are included in First Busey’s and First Community’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Community that also constitutes a prospectus of First Busey, which will be sent to the shareholders of First Community. First Community’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, First Community and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and First Community can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings” or by accessing First Community’s website at www.fcbankgroup.com under “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from First Community, upon written request to First Community Financial Partners, Inc., Corporate Secretary, 2801 Black Road, Joliet, Illinois 60435 or by calling (815) 725-1885.

Participants in this Transaction

First Busey, First Community and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and the definitive proxy statement of First Community relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.